Adamis Pharmaceuticals Corporation

11683 El Camino Real, Suite 300

San Diego, CA 92103

July 28, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:

Adamis Pharmaceuticals Corporation

Registration Statement on Form S-3 (No. 333-273233)

Filed on July 13, 2023

Withdrawal of Request for Acceleration

To Whom it May Concern:

Adamis Pharmaceuticals Corporation (the "Company") hereby requests the withdrawal of our request for acceleration, dated July 26, 2023, of the effective date of the above referenced registration statement as amended (the “Registration Statement”) (File No. 333-273233) that was requested to become effective at 9:00 a.m. Eastern Time, on July 28, 2023, or as soon thereafter as practicable. We hereby respectfully withdraw this acceleration request at this time. Should any member of the staff of the Commission have any questions or comments with respect to this request, please contact Kevin Kelso at Weintraub Tobin, our counsel, at (916) 558-6110.

Very truly yours,

Adamis Pharmaceuticals Corporation

By:

/s/ David J. Marguglio

David J. Marguglio

President